                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ...)*

                                 ENCAD(R), INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     0-23034
                   -------------------------------------------
                                 (CUSIP Number)

                                January 14, 2002
                  -------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 0-23034                    13G                           Page 2 of 6

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           K2 ARBITRAGE FUND, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (A) [_]
                                                                (B) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           ONTARIO, CANADA
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF                701,625
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 -0-
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING                 701,625
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                              -0-
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           701,625
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.8%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
------------------------------------------------------------------------------

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  CUSIP NO. 0-23034                    13G                           Page 3 of 6

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           SHAWN KIMEL
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (A) [_]
                                                                (B) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           ONTARIO, CANADA
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF                10,000
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 706,525
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING                 10,000
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                              706,525
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           716,525
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.0%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
------------------------------------------------------------------------------

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CUSIP NO. 0-23034                   13G                              Page 4 of 6


ITEM 1(a). NAME OF ISSUER.

     The name of the Issuer is ENCAD(R), INC. (the "Issuer").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     The Issuer's principal executive offices are located at 6059 Cornerstone Court West, San Diego, California 92121.

ITEM 2(a). NAME OF PERSON FILING.

     This statement is being filed on behalf of K2 Arbitrage Fund, L.P. ("K2") and Shawn Kimel ("Kimel").

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     The address of the principal business office of K2 and Kimel is 440 Adelaide West, Toronto, Ontario, M5V 1S7.

ITEM 2(c). CITIZENSHIP.

     K2 is a citizen of Canada. Kimel is also a citizen of Canada.

ITEM 2(d). TITLE OF CLASS OF SECURITIES.

     This statement relates to shares of Common Stock, par value of $0.001 per share ("Common Stock") of the Issuer.

ITEM 2(e). CUSIP NUMBER.

     The CUSIP number for the shares of Common Stock is 0-23034.

ITEM 3.    NOT APPLICABLE.

ITEM 4.    OWNERSHIP.

     Pursuant to Rule 13d-3(a), at the close of business on January 23, 2002, K2 may be deemed to be the beneficial owner of 701,625 shares of the Common
Stock, which constitutes approximately 5.8% of the 12,001,351 shares of the Common Stock outstanding at October 31, 2001, according to the Issuer's Annual Report on Form 10-K filed on November 9, 2001 (the "Outstanding Shares"). K2 has the sole power to vote or to direct the vote of 701,625 shares of Common
Stock; K2 has the sole power to dispose or to direct the disposition of 701,625 shares of Common Stock.

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CUSIP NO. 0-23034                  13G                               Page 5 of 6

     Pursuant to Rule 13d-3(a), at the close of business on January 23, 2002, Kimel may be deemed to be the beneficial owner of 716,525 shares of the Common Stock, which constitutes approximately 6.0% of the Outstanding Shares. Kimel has the sole power to vote or to direct the vote of 10,000 shares of Common Stock and shared power to vote or direct the vote of 706,525 shares of Common Stock; Kimel has the sole power to dispose or to direct the disposition of 10,000 shares of Common Stock and shared power to dispose or direct the disposition of 706,525 share of Common Stock.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.   CERTIFICATIONS.

     By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 0-23034                    13G                             Page 6 of 6

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

     Date: January 24, 2002

                                      K2 ARBITRAGE FUND, L.P.

                                      By: K2 GENPAR, INC.

                                      Its: General Partner


                                           /s/ Shawn Kimel
                                           ------------------------------------
                                           Shawn Kimel, President and Secretary


                                           SHAWN KIMEL


                                           /s/ Shawn Kimel
                                           -------------------------------------
                                           Shawn Kimel